UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 10)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Celanese AG
(Name of Subject Company (issuer))
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
D1497A101
(CUSIP Number of Class of Securities)
Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$394,945,402.83	$50,039.58
*Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by Celanese Europe Holding GmbH & Co. KG as of September 2, 2004.
**The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267% of the value of the transaction.

ITEM 1. SUMMARY TERM SHEET.
ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
SIGNATURES
EX-99.A.1.A: SUPPLEMENT TO MANDATORY OFFER
EX-99.A.1.B: LETTER OF TRANSMITTAL
EX-99.A.1.C: WAIVER LETTER
EX-99.A.1.D: NOTICE OF GUARANTEED DELIVERY
EX-99.A.5.A: ENGLISH TRANSLATION OF PUBLICATION RE: LIMITED OFFER DATED AUGUST 30, 2005
EX-99.A.5.B: ENGLISH TRANSLATION OF COVER LETTER TO SUPPLEMENT DATED AUGUST 30, 2005
EX-99.A.5.C: ENGLISH TRANSLATION OF INSTRUCTIONS TO DEPOSITARY BANKS DATED AUGUST 30, 2005
EX-99.A.5.D: INSTRUCTIONS CONCERNING MAILING OF SUPPLEMENT

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$50,039.58
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	September 2, 2004
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 10 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Bidder”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Bidder or held by Celanese AG in treasury) upon the terms and conditions described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”), the Supplement, which is filed as Exhibit (a)(1)(A) to this Amendment No. 10 (the “Supplement”) and the related Letter of Transmittals and the instructions thereto. A copy of the Letter of Transmittal relating to mandatory offer was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. A Letter of Transmittal relating to the limited offer described in the Supplement is filed as Exhibit (a)(1)(B) to this Amendment No. 10. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
ITEM 1. SUMMARY TERM SHEET.
     Item 1 of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in the Section I., “Summary of the Limited Offer” of the Supplement is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     Item 2(c) of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in the Section VI.5., “Terms of the Limited Offer – Price Range of Shares” of the Supplement is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4(a) of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in the Section I., “Summary of the Limited Offer” and Section VI., “Terms of the Limited Offer” of the Supplement is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Item 5(c) of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in the Section IV., “Background and Objective of the Limited Offer” of the Supplement is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Item 6(c) of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in the Section V.1., “Special Factors – Purposes, Alternatives, Reasons and Effects” of the Supplement is incorporated herein by reference
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7(a) of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in the Section VI.6., “Terms of the Limited Offer – Source and Amount of Funds” of the Supplement is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Item 8 of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in Section III., “Companies Involved ” and Section IV., “Background and Objective of the Limited Offer” of the Supplement is incorporated herein by reference.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11(a)(5) of Schedule TO is hereby amended and supplemented by the following:
     The information set forth in Section VII., “Certain Legal Matters” of the Supplement is incorporated herein by reference.
ITEM 12. EXHIBITS.
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(1)(A)	Supplement to the Mandatory Offer
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Waiver Letter
(a)(1)(D)	Notice of Guaranteed Delivery
(a)(5)(A)	English translation of the Publication regarding the Limited Offer in the Börsen-Zeitung, dated August 30, 2005
(a)(5)(B)	English translation of the cover letter to the Supplement sent to German shareholders, dated August 30, 2005
(a)(5)(C)	English translation of the instructions to the depositary banks, dated August 30, 2005
(a)(5)(D)	Instruction under the Domination Agreement concerning the mailing of the Supplement to the Mandatory Offer to all Shareholders of Celanese AG, dated August 29, 2005

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 30, 2005

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By:	Blackstone Management Associates (Cayman) IV L.P., its general partner

By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Director

CELANESE CORPORATION

By:	/s/ David N. Weidman

Name: David N. Weidman Title: President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ David N. Weidman

Name: David N. Weidman

Title: President and Chief Executive Officer

CELANESE HOLDINGS LLC

By:		/s/ David N. Weidman

Name: David N. Weidman Title: President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.

By:		/s/ David N. Weidman

Name: David N. Weidman Title: President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By:		BCP Caylux Holdings Ltd. 1, its general partner

	By:	/s/ Chinh Chu

Name: Chinh Chu Title: Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG

By:		/s/ Chinh Chu

Name: Chinh Chu Title: Authorized Person